FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC
Exact Name of Registrant as Specified in Charter

0001283557
Registrant CIK Number

Form 8-K, May 26, 2005, Series 2005-TC1

333-113636

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: ______________________________
Name: Baron Silverstein
Title: Vice President

Dated: May 26, 2005

BS0505-TC4CL
Sensitivity

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: A1 (I-A1)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	13.38	1.84	1.29	1.00	.82	.70	Avg. Life
	6/25/2005	6/25/2005	6/25/2005	6/25/2005	6/25/2005	6/25/2005	Prin. Start Date
	8/25/2026	3/25/2009	12/25/2007	5/25/2007	12/25/2006	9/25/2006	Prin. End Date
100.000000	3.27	3.27	3.27	3.27	3.27	3.27	Yield
	10.333	1.746	1.235	.965	.798	.684	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0505-TC4CL-G1A :	Prepay:.00% CPR
G:BS0505-TC4CL-G1B :	Prepay:.00% CPR
G:BS0505-TC4CL-G1C :	Prepay:.00% CPR
G:BS0505-TC4CL-G1D :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0505-TC4CL-G1A :	Prepay:P50 ACPR
G:BS0505-TC4CL-G1B :	Prepay:A50 ACPR
G:BS0505-TC4CL-G1C :	Prepay:A50 ACPR
G:BS0505-TC4CL-G1D :	Prepay:P50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0505-TC4CL-G1A :	Prepay:P75 ACPR
G:BS0505-TC4CL-G1B :	Prepay:A75 ACPR
G:BS0505-TC4CL-G1C :	Prepay:A75 ACPR
G:BS0505-TC4CL-G1D :	Prepay:P75 ACPR
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0505-TC4CL-G1A :	Prepay:P100 ACPR
G:BS0505-TC4CL-G1B :	Prepay:A100 ACPR
G:BS0505-TC4CL-G1C :	Prepay:A100 ACPR
G:BS0505-TC4CL-G1D :	Prepay:P100 ACPR
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0505-TC4CL-G1A :	Prepay:P125 ACPR
G:BS0505-TC4CL-G1B :	Prepay:A125 ACPR
G:BS0505-TC4CL-G1C :	Prepay:A125 ACPR
G:BS0505-TC4CL-G1D :	Prepay:P125 ACPR
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions	
G:BS0505-TC4CL-G1A :	Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions	
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR	
For other tranches :Prepay:P150 ACPR	Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

BS0505-TC4CL
Sensitivity

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: A2 (I-A2)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	24.48	6.45	4.32	3.00	2.12	1.73	Avg. Life
	8/25/2026	3/25/2009	12/25/2007	5/25/2007	12/25/2006	9/25/2006	Prin. Start Date
	10/25/2032	11/25/2015	6/25/2012	8/25/2010	3/25/2008	8/25/2007	Prin. End Date
100.000000	3.39	3.39	3.39	3.39	3.39	3.39	Yield
	16.403	5.664	3.935	2.797	2.010	1.656	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:.00% CPR	
G:BS0505-TC4CL-G1B : Prepay:.00% CPR	
G:BS0505-TC4CL-G1C : Prepay:.00% CPR	
G:BS0505-TC4CL-G1D : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

A2.pdf

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: A3 (I-A3)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	3.09000	**3.09000**	**3.09000**	**3.09000**	**3.09000**	**3.09000**	**1M_LIB**
	3.51000	**3.51000**	**3.51000**	**3.51000**	**3.51000**	**3.51000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	27.95	**12.32**	**8.30**	**6.12**	**4.29**	**2.59**	**Avg. Life**
	10/25/2032	**11/25/2015**	**6/25/2012**	**8/25/2010**	**3/25/2008**	**8/25/2007**	**Prin. Start Date**
	6/25/2033	**2/25/2018**	**12/25/2013**	**9/25/2011**	**4/25/2010**	**5/25/2008**	**Prin. End Date**
100.000000	3.51	3.51	3.51	3.50	3.50	3.50	Yield
	17.601	9.860	7.093	5.423	3.912	2.435	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:.00% CPR	
G:BS0505-TC4CL-G1B : Prepay:.00% CPR	
G:BS0505-TC4CL-G1C : Prepay:.00% CPR	
G:BS0505-TC4CL-G1D : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

BS0505-TC4CL
Sensitivity

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M1 (M1)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	3.09000	**3.09000**	**3.09000**	**3.09000**	**3.09000**	**3.09000**	**1M_LIB**
	3.51000	**3.51000**	**3.51000**	**3.51000**	**3.51000**	**3.51000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	25.74	**8.40**	**5.67**	**4.54**	**4.34**	**3.88**	**Avg. Life**
	2/25/2027	**6/25/2009**	**6/25/2008**	**10/25/2008**	**1/25/2009**	**5/25/2008**	**Prin. Start Date**
	6/25/2033	**2/25/2018**	**12/25/2013**	**9/25/2011**	**4/25/2010**	**5/25/2009**	**Prin. End Date**
100.000000	3.61	3.61	3.61	3.61	3.61	3.61	Yield
	16.522	7.023	4.993	4.105	3.956	3.559	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0505-TC4CL-G1A : Prepay:.00% CPR
G:BS0505-TC4CL-G1B : Prepay:.00% CPR
G:BS0505-TC4CL-G1C : Prepay:.00% CPR
G:BS0505-TC4CL-G1D : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

BS0505-TC4CL
Sensitivity

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M2 (M2)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	25.74	8.40	5.66	4.42	3.92	3.87	Avg. Life
	2/25/2027	6/25/2009	6/25/2008	8/25/2008	10/25/2008	12/25/2008	Prin. Start Date
	6/25/2033	2/25/2018	12/25/2013	9/25/2011	4/25/2010	5/25/2009	Prin. End Date
100.000000	3.82	3.82	3.82	3.82	3.82	3.82	Yield
	16.129	6.952	4.949	3.980	3.573	3.537	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0505-TC4CL-G1A : Prepay:.00% CPR
G:BS0505-TC4CL-G1B : Prepay:.00% CPR
G:BS0505-TC4CL-G1C : Prepay:.00% CPR
G:BS0505-TC4CL-G1D : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

BS0505-TC4CL
Sensitivity

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M3 (M3)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	25.74	8.40	5.66	4.40	3.81	3.63	Avg. Life
	2/25/2027	6/25/2009	6/25/2008	7/25/2008	9/25/2008	11/25/2008	Prin. Start Date
	6/25/2033	2/25/2018	12/25/2013	9/25/2011	4/25/2010	5/25/2009	Prin. End Date
100.000000	3.88	3.88	3.88	3.88	3.88	3.88	Yield
	16.037	6.935	4.940	3.949	3.474	3.332	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0505-TC4CL-G1A : Prepay:.00% CPR
G:BS0505-TC4CL-G1B : Prepay:.00% CPR
G:BS0505-TC4CL-G1C : Prepay:.00% CPR
G:BS0505-TC4CL-G1D : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M4 (M4)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	25.74	8.40	5.66	4.37	3.78	3.56	Avg. Life
	2/25/2027	6/25/2009	6/25/2008	7/25/2008	8/25/2008	10/25/2008	Prin. Start Date
	6/25/2033	2/25/2018	12/25/2013	9/25/2011	4/25/2010	5/25/2009	Prin. End Date
100.000000	4.39	4.39	4.39	4.39	4.39	4.39	Yield
	15.160	6.769	4.854	3.877	3.411	3.235	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0505-TC4CL-G1A : Prepay:.00% CPR
G:BS0505-TC4CL-G1B : Prepay:.00% CPR
G:BS0505-TC4CL-G1C : Prepay:.00% CPR
G:BS0505-TC4CL-G1D : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M6 (M6)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	25.74	8.40	5.66	4.37	3.74	3.47	Avg. Life
	2/25/2027	6/25/2009	6/25/2008	7/25/2008	7/25/2008	8/25/2008	Prin. Start Date
	6/25/2033	2/25/2018	12/25/2013	9/25/2011	4/25/2010	5/25/2009	Prin. End Date
100.000000	4.91	4.91	4.91	4.91	4.91	4.91	Yield
	14.350	6.608	4.771	3.824	3.333	3.120	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:.00% CPR	
G:BS0505-TC4CL-G1B : Prepay:.00% CPR	
G:BS0505-TC4CL-G1C : Prepay:.00% CPR	
G:BS0505-TC4CL-G1D : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M7 (M7)

Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	3.09000	3.09000	3.09000	3.09000	3.09000	3.09000	1M_LIB
	3.51000	3.51000	3.51000	3.51000	3.51000	3.51000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	25.74	8.40	5.66	4.35	3.71	3.42	Avg. Life
	2/25/2027	6/25/2009	6/25/2008	6/25/2008	7/25/2008	8/25/2008	Prin. Start Date
	6/25/2033	2/25/2018	12/25/2013	9/25/2011	4/25/2010	5/25/2009	Prin. End Date
100.000000	6.26	6.26	6.26	6.26	6.26	6.26	Yield
	12.520	6.216	4.562	3.675	3.211	2.998	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BS0505-TC4CL-G1A : Prepay:.00% CPR
G:BS0505-TC4CL-G1B : Prepay:.00% CPR
G:BS0505-TC4CL-G1C : Prepay:.00% CPR
G:BS0505-TC4CL-G1D : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

BS0505-TC4CL
Sensitivity

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Tranche: M8 (M8)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	3.09000	**3.09000**	**3.09000**	**3.09000**	**3.09000**	**3.09000**	**1M_LIB**
	3.51000	**3.51000**	**3.51000**	**3.51000**	**3.51000**	**3.51000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	25.72	**8.35**	**5.63**	**4.32**	**3.69**	**3.37**	**Avg. Life**
	2/25/2027	**6/25/2009**	**6/25/2008**	**6/25/2008**	**7/25/2008**	**7/25/2008**	**Prin. Start Date**
	6/25/2033	**2/25/2018**	**12/25/2013**	**9/25/2011**	**4/25/2010**	**5/25/2009**	**Prin. End Date**
100.000000	6.26	6.26	6.26	6.26	6.26	6.26	Yield
	12.518	6.189	4.542	3.651	3.197	2.958	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:.00% CPR	
G:BS0505-TC4CL-G1B : Prepay:.00% CPR	
G:BS0505-TC4CL-G1C : Prepay:.00% CPR	
G:BS0505-TC4CL-G1D : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P50 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A50 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P75 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A75 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P75 ACPR	
For other tranches :Prepay:P75 ACPR	Call:10%

The following auumptions were used to create Scenario3

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P100 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A100 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P100 ACPR	
For other tranches :Prepay:P100 ACPR	Call:10%

The following auumptions were used to create Scenario4

Assumptions	
G:BS0505-TC4CL-G1A : Prepay:P125 ACPR	
G:BS0505-TC4CL-G1B : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1C : Prepay:A125 ACPR	
G:BS0505-TC4CL-G1D : Prepay:P125 ACPR	
For other tranches :Prepay:P125 ACPR	Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BS0505-TC4CL-G1A : Prepay:P150 ACPR

Settle Date: 5/31/2005 US Treasury Curve Date: 5/19/2005

Assumptions
G:BS0505-TC4CL-G1B : Prepay:A150 ACPR
G:BS0505-TC4CL-G1C : Prepay:A150 ACPR
G:BS0505-TC4CL-G1D : Prepay:P150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1A	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1B	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1C	.00% CPR		.00000	90.00000
G:BS0505-TC4CL-G1D	.00% CPR		.00000	90.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A50 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P50 ACPR		.00000	90.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A75 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P75 ACPR		.00000	90.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A100 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P100 ACPR		.00000	90.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A125 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P125 ACPR		.00000	90.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1A	P150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1B	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1C	A150 ACPR		.00000	90.00000
G:BS0505-TC4CL-G1D	P150 ACPR		.00000	90.00000

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$526,471,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-TC1
Issuer

Asset-Backed Certificates, Series 2005-TC1

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

May 4, 2005

BEAR STEARNS

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$526,471,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-TC1
Asset-Backed Certificates, Series 2005-TC1

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P
Class A-1	$254,062,000	Floating	[1.000]	0	23	[05/25/26]	Aaa / AAA
Class A-2	139,321,000	Floating	[3.000]	22	42	[04/25/33]	Aaa / AAA
Class A-3	51,337,000	Floating	[6.201]	63	14	[05/25/35]	Aaa / AAA
Class M-1	41,148,000	Floating	[4.558]	40	37	[05/25/35]	Aa2 / AA
Class M-2	22,345,000	Floating	[4.447]	38	39	[05/25/35]	A2 / A
Class M-3	5,450,000	Floating	[4.417]	37	40	[05/25/35]	A3 / A-
Class M-4	4,905,000	Floating	[4.402]	37	40	[05/25/35]	Baa1 / BBB+
Class M-5	4,088,000	Floating	[4.402]	37	40	[05/25/35]	Baa2 / BBB
Class M-6	3,815,000	Floating	[4.402]	37	40	[05/25/35]	Baa3 / BBB-
Class M-7	2,725,000	Floating	[4.376]	Not	offered	hereby	Ba1 / BB+
Class M-8	4,632,000	Floating	[4.341]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originator:	Town and Country Credit Corporation.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $444,720,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $81,751,000 mezzanine floating-rate Certificates (the "Class M Certificates"; and except for the Class M-7 Certificates and Class M-8 Certificates, together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class M-8, Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 2,543 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $553,936,725.
Expected Pricing Date:	On or about May [4], 2005.
Closing Date:	On or about May [31], 2005.
Cut-off Date:	The close of business on May 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in June 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period: For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).

Prepayment Period: The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.

ERISA Considerations: It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.

Legal Investment: It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).

Tax Matters: The Trust will be established as one or more REMICs for federal income tax purposes.

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Optional Termination: At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.

Administrative Fees: The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread (excluding Net Swap Payments received from the Swap Provider)
2. Any Net Swap Payments received from the Swap Provider
3. Overcollateralization
4. Subordination
5. Cross-Collateralization

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.05% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 4.10% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,725,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount:	With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.
Overcollateralization Reduction Amount:	With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.
Excess Overcollateralization Amount:	With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.
Stepdown Date:	The later to occur of (x) the Distribution Date occurring in June 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [36.80]%.
Credit Enhancement Percentage:	The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[18.40]%	[36.80]%
M-1	[10.85]%	[21.70]%
M-2	[6.75]%	[13.50]%
M-3	[5.75]%	[11.50]%
M-4	[4.85]%	[9.70]%
M-5	[4.10]%	[8.20]%
M-6	[3.40]%	[6.80]%
M-7	[2.90]%	[5.80]%
M-8	[2.05]%	[4.10]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [43]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
June 2008 through May 2009	[2.00]%
June 2009 through May 2010	[3.25]%
June 2010 through May 2011	[4.25]%
June 2011 and thereafter	[4.65]%]

Realized Losses: Generally, any Realized Losses on the Mortgage Loans will be absorbed first, by Excess Spread, second, by the Overcollateralization Amount, third, by the Class M Certificates in reverse numerical order and fourth, to the Class A Certificates on a pro rata basis, based on the Certificate Principal Balance of each such class.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date is the excess, if any, of (A) (1) with respect to the Class A Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans as of the first day of the calendar month preceding the month in which the distribution date occurs; and (2) with respect to the Class M Certificates, the weighted average of the weighted average of the Expense Adjusted Mortgage Rates of the mortgage loans as of the first day of the calendar month preceding the month in which the distribution date occurs, weighted in proportion to the results of subtracting from the aggregate principal balance of the mortgage loans the Certificate Principal Balance of the senior certificates, in each case over (B) the sum of (x) a rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the mortgage loans as of the first day of the calendar month preceding the month in which the Distribution Date occurs, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the mortgage loans as of the first day of the calendar month preceding the month in which the Distribution Date occurs.

Pass-Through Rates: The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the related Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$545,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.000%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	545,000,000.00	31	85,637,233.64
2	537,986,955.00	32	82,820,215.46
3	529,431,483.90	33	80,096,059.93
4	519,349,239.40	34	77,461,678.88
5	507,768,953.90	35	74,914,088.53
6	494,732,797.40	36	72,450,405.82
7	480,296,577.90	37	66,980,550.32
8	464,529,768.00	38	64,824,233.30
9	447,515,340.60	39	62,736,688.83
10	429,350,163.60	40	60,715,739.26
11	411,451,394.70	41	58,759,275.52
12	394,309,461.10	42	56,865,254.94
13	377,902,854.10	43	55,031,699.20
14	362,199,233.60	44	53,256,692.29
15	347,167,710.40	45	51,538,378.57
16	332,778,779.90	46	49,874,960.86
17	319,004,259.10	47	48,264,698.61
18	305,817,226.80	48	46,705,906.16
19	293,191,965.70	49	45,196,950.96
20	281,103,908.30	50	43,736,251.95
21	269,529,584.30	51	42,322,277.91
22	258,446,549.80	52	40,953,545.92
23	247,833,427.70	53	39,628,619.84
24	237,699,857.70	54	38,346,108.84
25	104,676,519.60	55	37,104,665.96
26	101,231,139.50	56	35,902,986.75
27	97,899,562.65	57	34,739,807.96
28	94,677,990.84	58	33,613,906.18
29	91,562,755.04	59	32,524,096.65
30	88,550,310.75	60	31,469,232.02

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Class A Certificates and Class M Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates;

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates; and

(ix) from the remaining Interest Remittance Amount, to the holders of the Class M-8 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority: On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-8 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-8 Certificates, the Class M-8 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, to pay accrued interest and any Interest Carry Forward Amount, on a pro rata basis, to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, to pay accrued interest and any Interest Carry Forward Amount, sequentially, to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent not covered by Net Monthly Excess Cashflow); and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(viii) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount: The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 63.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 88.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 90.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.

Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 94.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.
Class M-8 Principal Distribution Amount:	The Class M-8 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-8 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,725,000.

Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Jun-05	6.269	23.069	39	25-Sep-08	6.885	13.972
2	25-Jul-05	5.758	22.515	40	25-Oct-08	7.070	14.712
3	25-Aug-05	5.677	22.379	41	25-Nov-08	6.874	14.459
4	25-Sep-05	5.678	22.314	42	25-Dec-08	7.058	14.684
5	25-Oct-05	5.763	22.319	43	25-Jan-09	6.859	14.412
6	25-Nov-05	5.681	22.143	44	25-Feb-09	6.852	14.388
7	25-Dec-05	5.768	22.123	45	25-Mar-09	7.459	15.160
8	25-Jan-06	5.685	21.916	46	25-Apr-09	6.838	14.812
9	25-Feb-06	5.688	21.778	47	25-May-09	7.021	15.067
10	25-Mar-06	5.975	21.908	48	25-Jun-09	6.824	14.777
11	25-Apr-06	5.694	21.466	49	25-Jul-09	7.007	15.012
12	25-May-06	5.788	21.401	50	25-Aug-09	6.809	14.723
13	25-Jun-06	5.701	21.157	51	25-Sep-09	6.802	14.695
14	25-Jul-06	5.797	21.099	52	25-Oct-09	6.985	14.927
15	25-Aug-06	5.708	20.856	53	25-Nov-09	6.788	14.657
16	25-Sep-06	5.711	20.709	54	25-Dec-09	6.970	14.888
17	25-Oct-06	5.810	20.659	55	25-Jan-10	6.774	14.600
18	25-Nov-06	5.717	20.419	56	25-Feb-10	6.767	14.572
19	25-Dec-06	5.818	20.376	57	25-Mar-10	7.367	15.373
20	25-Jan-07	5.722	20.137	58	25-Apr-10	6.753	14.515
21	25-Feb-07	5.725	19.999	59	25-May-10	6.934	14.760
22	25-Mar-07	6.054	20.188	60	25-Jun-10	6.970	9.040
23	25-Apr-07	6.602	20.827	61	25-Jul-10	7.195	9.322
24	25-May-07	6.733	20.831	62	25-Aug-10	6.955	9.003
25	25-Jun-07	6.896	13.426	63	25-Sep-10	6.948	8.985
26	25-Jul-07	7.080	13.606	64	25-Oct-10	7.172	9.266
27	25-Aug-07	6.883	13.392	65	25-Nov-10	6.933	8.949
28	25-Sep-07	6.877	13.375	66	25-Dec-10	7.156	9.230
29	25-Oct-07	7.106	14.113	67	25-Jan-11	6.918	8.914
30	25-Nov-07	6.908	13.879	68	25-Feb-11	6.911	8.896
31	25-Dec-07	7.092	14.073	69	25-Mar-11	7.643	9.829
32	25-Jan-08	6.895	13.838	70	25-Apr-11	6.896	8.860
33	25-Feb-08	6.888	13.817	71	25-May-11	7.118	9.137
34	25-Mar-08	7.274	14.238	72	25-Jun-11	6.881	8.824
35	25-Apr-08	6.875	14.302	73	25-Jul-11	7.103	9.099
36	25-May-08	7.093	14.549	74	25-Aug-11	6.866	8.788
37	25-Jun-08	6.907	14.032	75	25-Sep-11	6.859	8.770
38	25-Jul-08	7.092	14.245	76	25-Oct-11	7.080	9.044
39	25-Aug-08	6.892	13.992				

(1) Assumes 1-month LIBOR at 3.20% and 6-month LIBOR at 3.50% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR and 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

BEAR STEARNS

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Jun-05	239	239	39	25-Sep-08	345	318
2	25-Jul-05	236	236	40	25-Oct-08	354	331
3	25-Aug-05	235	235	41	25-Nov-08	345	321
4	25-Sep-05	235	235	42	25-Dec-08	353	330
5	25-Oct-05	236	236	43	25-Jan-09	344	318
6	25-Nov-05	235	235	44	25-Feb-09	344	316
7	25-Dec-05	236	236	45	25-Mar-09	368	347
8	25-Jan-06	235	234	46	25-Apr-09	343	316
9	25-Feb-06	235	233	47	25-May-09	350	326
10	25-Mar-06	238	237	48	25-Jun-09	341	313
11	25-Apr-06	234	232	49	25-Jul-09	348	322
12	25-May-06	236	232	50	25-Aug-09	339	309
13	25-Jun-06	234	230	51	25-Sep-09	338	307
14	25-Jul-06	236	230	52	25-Oct-09	345	319
15	25-Aug-06	234	227	53	25-Nov-09	336	306
16	25-Sep-06	234	226	54	25-Dec-09	344	315
17	25-Oct-06	236	227	55	25-Jan-10	334	302
18	25-Nov-06	234	224	56	25-Feb-10	333	300
19	25-Dec-06	236	225	57	25-Mar-10	357	332
20	25-Jan-07	233	221	58	25-Apr-10	332	299
21	25-Feb-07	233	220	59	25-May-10	339	308
22	25-Mar-07	240	227	60	25-Jun-10	354	266
23	25-Apr-07	322	326	61	25-Jul-10	364	280
24	25-May-07	324	328	62	25-Aug-10	351	261
25	25-Jun-07	352	300	63	25-Sep-10	350	259
26	25-Jul-07	358	309	64	25-Oct-10	361	276
27	25-Aug-07	350	297	65	25-Nov-10	349	258
28	25-Sep-07	349	296	66	25-Dec-10	360	272
29	25-Oct-07	360	340	67	25-Jan-11	347	255
30	25-Nov-07	351	329	68	25-Feb-11	347	253
31	25-Dec-07	358	337	69	25-Mar-11	381	302
32	25-Jan-08	349	326	70	25-Apr-11	345	252
33	25-Feb-08	348	324	71	25-May-11	357	268
34	25-Mar-08	362	343	72	25-Jun-11	345	251
35	25-Apr-08	345	327	73	25-Jul-11	357	267
36	25-May-08	356	339	74	25-Aug-11	346	250
37	25-Jun-08	348	326	75	25-Sep-11	346	249
38	25-Jul-08	352	329	76	25-Oct-11	358	267
39	25-Aug-08	345	319				

(1) Assumes 1-month LIBOR at 3.20% and 6-month LIBOR at 3.50% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$553,936,725		
Number of Loans	2,543		
Average Current Loan Balance	$217,828	$48,951	$928,000
(1) Original Loan-to-Value Ratio	75.03%	7.77%	100.00%
(1) Mortgage Rate	7.0625%	4.7500%	12.8500%
(1) Net Mortgage Rate	6.%	4.2450%	12.3450%
(1) (3) Note Margin	6.5575%	2.7500%	6.7500%
(1) (3) Maximum Mortgage Rate	13.4461%	10.7500%	18.8500%
(1) (3) Minimum Mortgage Rate	7.4461%	4.7500%	12.8500%
(1) (3) Term to Next Rate Adjustment (months)	23	20	60
(1) Original Term to Stated Maturity (months)	353	120	360
(1) Age (months)	2	0	4
(1) Remaining Term to Stated Maturity (months)	351	117	360
(1) (2) Credit Score	644	500	816

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED	35.26%
	LIBOR 2/6 ARM	62.02%
	LIBOR 2/6 ARM INTEREST ONLY	0.04%
	LIBOR 3/6 ARM	2.24%
	LIBOR 5/6 ARM	0.45%
Lien	First	100.00%
Property Type	Two- to four- family units	6.98%
	Condominium	7.13%
	Planned Unit Developments (attached)	4.95%
	Single-family detached	80.95%
Geographic Distribution	California	51.66%
	Minnesota	11.77%
	Illinois	8.73%
	Massachusetts	8.24%
Number of States (including DC)		12
Documentation Type	Full/Alternative	75.59%
	Limited	1.16%
	Stated Income	23.25%
Loans with Prepayment Penalties		69.35%
Loans with Interest Only Period		0.04%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	117	17,943,630	3.24	153,364	65.10
520 – 539	188	32,830,925	5.93	174,633	72.00
540 – 559	202	38,601,924	6.97	191,099	73.73
560 – 579	198	37,825,519	6.83	191,038	74.93
580 – 599	179	35,589,487	6.42	198,824	74.78
600 – 619	207	44,290,381	8.00	213,963	76.52
620 – 639	217	50,578,201	9.13	233,079	78.87
640 – 659	229	49,788,947	8.99	217,419	77.24
660 – 679	245	59,066,795	10.66	241,089	78.30
680 – 699	218	54,528,723	9.84	250,132	76.46
700 – 719	169	43,000,616	7.76	254,442	74.96
720 – 739	137	31,967,783	5.77	233,341	76.23
740 – 759	103	24,656,215	4.45	239,381	72.80
760 – 779	72	17,566,908	3.17	243,985	68.81
780 – 799	55	13,165,680	2.38	239,376	65.44
800 – 819	7	2,534,990	0.46	362,141	56.36
TOTAL:	2,543	553,936,725	100.00	217,828	75.03

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	2	598,182	0.11	299,091	589	66.83
5.01% - 10.00%	11	1,751,681	0.32	159,244	653	63.02
10.01% - 15.00%	25	5,205,378	0.94	208,215	662	61.39
15.01% - 20.00%	83	13,523,397	2.44	162,933	668	67.66
20.01% - 25.00%	142	24,074,803	4.35	169,541	641	70.29
25.01% - 30.00%	245	48,975,827	8.84	199,901	655	71.09
30.01% - 35.00%	342	70,315,781	12.69	205,602	648	75.34
35.01% - 40.00%	432	89,629,950	16.18	207,477	650	74.95
40.01% - 45.00%	512	123,413,138	22.28	241,041	647	75.97
45.01% - 50.00%	609	144,450,961	26.08	237,194	641	77.22
50.01% - 55.00%	140	31,997,629	5.78	228,554	597	76.76
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	311	24,710,754	4.46	79,456	608	60.31
$100,001 - $200,000	1,072	162,051,027	29.25	151,167	629	72.84
$200,001 - $300,000	654	159,516,119	28.80	243,908	641	75.69
$300,001 - $400,000	295	102,163,182	18.44	346,316	658	77.42
$400,001 - $500,000	134	59,323,962	10.71	442,716	667	78.41
$500,001 - $600,000	49	26,746,730	4.83	545,852	661	79.02
$600,001 - $700,000	19	12,392,025	2.24	652,212	667	79.12
$700,001 - $800,000	6	4,439,497	0.80	739,916	676	82.39
$800,001 and greater	3	2,593,428	0.47	864,476	703	66.84
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	11	3,742,189	0.68	340,199	715	71.39
4.5000% - 4.9999%	135	41,806,421	7.55	309,677	729	69.80
5.0000% - 5.4999%	408	108,345,119	19.56	265,552	702	72.74
5.5000% - 5.9999%	448	104,466,137	18.86	233,183	668	76.07
6.0000% - 6.4999%	386	83,241,260	15.03	215,651	641	77.33
6.5000% - 6.9999%	227	45,450,000	8.20	200,220	618	75.23
7.0000% - 7.4999%	246	48,537,862	8.76	197,308	593	76.76
7.5000% - 7.9999%	172	32,072,306	5.79	186,467	587	75.04
8.0000% - 8.4999%	180	33,481,372	6.04	186,008	565	76.24
8.5000% - 8.9999%	93	15,714,256	2.84	168,971	569	75.52
9.0000% - 9.4999%	74	10,954,201	1.98	148,030	567	74.85
9.5000% - 9.9999%	87	11,642,022	2.10	133,816	551	73.41
10.0000% - 10.4999%	44	6,585,694	1.19	149,675	567	76.92
10.5000% - 10.9999%	8	1,952,996	0.35	244,125	597	81.00
11.0000% - 11.4999%	12	2,483,316	0.45	206,943	580	75.99
11.5000% - 11.9999%	8	2,231,692	0.40	278,961	563	84.84
12.0000% - 12.4999%	4	1,229,880	0.22	307,470	574	83.30
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	10	3,486,552	0.63	348,655	717	71.98
5.0000% - 5.4999%	39	10,856,095	1.96	278,361	710	75.41
5.5000% - 5.9999%	501	138,568,533	25.02	276,584	710	71.59
6.0000% - 6.4999%	366	85,053,195	15.35	232,386	668	75.81
6.5000% - 6.9999%	471	103,539,252	18.69	219,829	646	77.29
7.0000% - 7.4999%	188	38,757,134	7.00	206,155	619	74.58
7.5000% - 7.9999%	285	55,211,868	9.97	193,726	595	77.14
8.0000% - 8.4999%	149	27,887,692	5.03	187,166	587	73.73
8.5000% - 8.9999%	204	37,782,347	6.82	185,208	567	76.94
9.0000% - 9.4999%	69	12,081,374	2.18	175,092	573	74.66
9.5000% - 9.9999%	98	14,587,084	2.63	148,848	564	75.73
10.0000% - 10.4999%	78	10,408,738	1.88	133,445	551	73.04
10.5000% - 10.9999%	53	7,818,978	1.41	147,528	564	76.86
11.0000% - 11.4999%	7	1,545,996	0.28	220,857	581	81.32
11.5000% - 11.9999%	13	2,890,316	0.52	222,332	591	76.53
12.0000% - 12.4999%	6	1,612,192	0.29	268,699	578	85.37
12.5000% - 12.9999%	6	1,849,380	0.33	308,230	557	83.36
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Original Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	70,000	0.01	70,000	715
10.01% - 15.00%	8	640,146	0.12	80,018	616
15.01% - 20.00%	9	729,968	0.13	81,108	604
20.01% - 25.00%	18	1,816,606	0.33	100,923	667
25.01% - 30.00%	28	3,334,261	0.60	119,081	656
30.01% - 35.00%	34	3,940,404	0.71	115,894	674
35.01% - 40.00%	43	5,208,001	0.94	121,116	631
40.01% - 45.00%	66	12,513,103	2.26	189,592	667
45.01% - 50.00%	78	14,439,383	2.61	185,120	659
50.01% - 55.00%	103	18,185,114	3.28	176,555	630
55.01% - 60.00%	151	30,009,796	5.42	198,740	648
60.01% - 65.00%	142	29,201,409	5.27	205,644	647
65.01% - 70.00%	156	33,126,441	5.98	212,349	638
70.01% - 75.00%	316	68,176,622	12.31	215,749	620
75.01% - 80.00%	443	105,342,632	19.02	237,794	650
80.01% - 85.00%	355	85,652,937	15.46	241,276	637
85.01% - 90.00%	501	119,598,096	21.59	238,719	648
90.01% - 95.00%	88	21,342,792	3.85	242,532	684
95.01% - 100.00%	3	609,013	0.11	203,004	668
TOTAL:	2,543	553,936,725	100.00	217,828	644

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	70,000	0.01	70,000	715
10.01% - 15.00%	8	640,146	0.12	80,018	616
15.01% - 20.00%	9	729,968	0.13	81,108	604
20.01% - 25.00%	18	1,816,606	0.33	100,923	667
25.01% - 30.00%	28	3,334,261	0.60	119,081	656
30.01% - 35.00%	33	3,852,278	0.70	116,736	672
35.01% - 40.00%	44	5,296,127	0.96	120,367	633
40.01% - 45.00%	66	12,513,103	2.26	189,592	667
45.01% - 50.00%	78	14,439,383	2.61	185,120	659
50.01% - 55.00%	103	18,185,114	3.28	176,555	630
55.01% - 60.00%	149	29,467,362	5.32	197,768	646
60.01% - 65.00%	144	29,743,843	5.37	206,554	649
65.01% - 70.00%	156	33,126,441	5.98	212,349	638
70.01% - 75.00%	314	67,233,053	12.14	214,118	621
75.01% - 80.00%	444	106,156,201	19.16	239,091	649
80.01% - 85.00%	354	85,495,810	15.43	241,514	637
85.01% - 90.00%	499	119,031,720	21.49	238,541	647
90.01% - 95.00%	89	21,472,792	3.88	241,267	684
95.01% - 100.00%	6	1,332,517	0.24	222,086	659
TOTAL:	2,543	553,936,725	100.00	217,828	644

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	1,014	286,184,458	51.66	282,233	652	72.45
Minnesota	368	65,209,185	11.77	177,199	643	80.94
Illinois	291	48,350,076	8.73	166,151	612	78.87
Massachusetts	190	45,621,944	8.24	240,116	658	74.42
Other[1]	680	108,571,062	19.59	159,663	632	76.81
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,344	514,249,063	92.84	219,390	642	74.94
Purchase	11	2,646,291	0.48	240,572	643	85.94
Rate/Term Refinance	188	37,041,370	6.69	197,029	668	75.46
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	1,914	418,746,726	75.59	218,781	650	76.02
Limited	35	6,398,229	1.16	182,807	612	74.44
Stated Income	594	128,791,770	23.25	216,821	626	71.82
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	122	23,274,494	4.20	190,775	663	73.18
Primary Residence	2,410	527,939,782	95.31	219,062	643	75.17
Second/Vacation	11	2,722,449	0.49	247,495	717	62.70
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	162	38,637,716	6.98	238,504	636	73.18
Condominium	197	39,485,462	7.13	200,434	663	77.11
Planned Unit Developments (attached)	128	27,397,373	4.95	214,042	658	77.43
Single-family detached	2,056	448,416,173	80.95	218,101	642	74.86
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	865	169,829,911	30.66	196,335	628	76.86
12 Months	117	23,926,163	4.32	204,497	649	75.36
24 Months	1	203,000	0.04	203,000	749	58.10
36 Months	1,560	359,977,651	64.99	230,755	651	74.15
TOTAL:	2,543	553,936,725	100.00	217,828	644	75.03

DESCRIPTION OF THE COLLATERAL

FIXED MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$195,307,677		
Number of Loans	896		
Average Current Loan Balance	$217,977	$58,932	$928,000
(1) Original Loan-to-Value Ratio	72.09%	7.77%	96.00%
(1) Mortgage Rate	6.3581%	4.9900%	12.0500%
(1) Net Mortgage Rate	5.8531%	4.4850%	11.5450%
(1) (3) Note Margin	N/A	N/A	N/A
(1) (3) Maximum Mortgage Rate	N/A	N/A	N/A
(1) (3) Minimum Mortgage Rate	N/A	N/A	N/A
(1) (3) Term to Next Rate Adjustment (months)	N/A	N/A	N/A
(1) Original Term to Stated Maturity (months)	341	120	360
(1) Age (months)	2	0	4
(1) Remaining Term to Stated Maturity (months)	339	117	360
(1) (2) Credit Score	699	500	816

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED	100.00%
Lien	First	100.00%
Property Type	Two- to four- family units	6.45%
	Condominium	8.50%
	Planned Unit Developments (attached)	5.60%
	Single-family detached	79.45%
Geographic Distribution	California	56.83%
	Minnesota	12.76%
	Massachusetts	10.53%
	Colorado	5.25%
Number of States (including DC)		10
Documentation Type	Full/Alternative	90.38%
	Limited	0.63%
	Stated Income	8.99%
Loans with Prepayment Penalties		78.94%
Loans with Interest Only Period		0.00%

Credit Score Distribution of Fixed Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	14	1,665,209	0.85	118,943	60.63
520 – 539	13	2,004,487	1.03	154,191	62.44
540 – 559	17	1,785,227	0.91	105,013	61.54
560 – 579	13	1,940,908	0.99	149,301	72.06
580 – 599	16	2,613,585	1.34	163,349	70.37
600 – 619	38	6,483,077	3.32	170,607	70.05
620 – 639	33	5,798,871	2.97	175,723	74.35
640 – 659	84	14,352,780	7.35	170,866	73.43
660 – 679	116	25,335,857	12.97	218,413	75.88
680 – 699	136	32,790,551	16.79	241,107	73.18
700 – 719	119	29,167,105	14.93	245,102	73.66
720 – 739	101	22,971,576	11.76	227,441	75.11
740 – 759	87	21,289,730	10.90	244,710	72.17
760 – 779	55	13,366,025	6.84	243,019	67.80
780 – 799	47	11,207,701	5.74	238,462	62.48
800 – 819	7	2,534,990	1.30	362,141	56.36
TOTAL:	896	195,307,677	100.00	217,977	72.09

Debt-to-Income Ratios of Fixed Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
5.01% - 10.00%	4	480,403	0.25	120,101	685	45.95
10.01% - 15.00%	11	1,612,096	0.83	146,554	665	55.75
15.01% - 20.00%	41	6,744,163	3.45	164,492	705	66.78
20.01% - 25.00%	52	9,178,115	4.70	176,502	693	69.72
25.01% - 30.00%	102	21,141,120	10.82	207,266	709	70.33
30.01% - 35.00%	126	26,342,850	13.49	209,070	698	73.05
35.01% - 40.00%	153	33,074,852	16.93	216,176	696	72.71
40.01% - 45.00%	168	42,111,611	21.56	250,664	707	72.76
45.01% - 50.00%	203	45,153,212	23.12	222,430	698	72.96
50.01% - 55.00%	36	9,469,256	4.85	263,035	676	74.36
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Original Mortgage Loan Principal Balances of Fixed Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	125	10,085,209	5.16	80,682	654	55.79
$100,001 - $200,000	372	55,151,613	28.24	148,257	689	69.58
$200,001 - $300,000	209	51,715,637	26.48	247,443	700	72.75
$300,001 - $400,000	108	37,442,858	19.17	346,693	705	75.71
$400,001 - $500,000	52	23,226,553	11.89	446,664	712	74.34
$500,001 - $600,000	21	11,444,798	5.86	544,990	710	79.01
$600,001 - $700,000	6	3,840,511	1.97	640,085	747	75.31
$700,001 - $800,000	2	1,472,499	0.75	736,250	755	83.00
$800,001 and greater	1	928,000	0.48	928,000	810	44.19
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Net Mortgage Rates of Fixed Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	1	488,967	0.25	488,967	678	81.49
4.5000% - 4.9999%	89	29,028,714	14.86	326,165	737	67.75
5.0000% - 5.4999%	251	64,682,006	33.12	257,697	722	69.86
5.5000% - 5.9999%	232	49,351,012	25.27	212,720	697	74.63
6.0000% - 6.4999%	127	24,294,019	12.44	191,291	683	78.78
6.5000% - 6.9999%	56	9,588,574	4.91	171,225	673	75.52
7.0000% - 7.4999%	44	6,489,366	3.32	147,486	635	72.23
7.5000% - 7.9999%	19	2,150,002	1.10	113,158	616	69.60
8.0000% - 8.4999%	27	3,951,157	2.02	146,339	588	69.29
8.5000% - 8.9999%	13	1,731,823	0.89	133,217	564	65.23
9.0000% - 9.4999%	13	1,224,003	0.63	94,154	558	66.36
9.5000% - 9.9999%	14	1,308,768	0.67	93,483	536	58.55
10.0000% - 10.4999%	6	554,757	0.28	92,459	555	61.48
11.0000% - 11.4999%	3	212,726	0.11	70,909	528	69.37
11.5000% - 11.9999%	1	251,784	0.13	251,784	557	90.00
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Mortgage Rates of Fixed Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	1	488,967	0.25	488,967	678	81.49
5.0000% - 5.4999%	3	956,775	0.49	318,925	698	81.55
5.5000% - 5.9999%	335	92,202,747	47.21	275,232	728	69.00
6.0000% - 6.4999%	183	39,438,254	20.19	215,510	696	74.48
6.5000% - 6.9999%	177	34,660,476	17.75	195,822	689	77.77
7.0000% - 7.4999%	46	7,599,282	3.89	165,202	673	73.77
7.5000% - 7.9999%	54	8,459,798	4.33	156,663	644	75.30
8.0000% - 8.4999%	18	2,063,709	1.06	114,651	621	68.49
8.5000% - 8.9999%	29	4,153,811	2.13	143,235	585	68.83
9.0000% - 9.4999%	9	1,363,666	0.70	151,518	564	62.83
9.5000% - 9.9999%	17	1,592,160	0.82	93,656	559	68.17
10.0000% - 10.4999%	13	1,237,853	0.63	95,219	531	58.03
10.5000% - 10.9999%	7	625,671	0.32	89,382	563	62.17
11.5000% - 11.9999%	3	212,726	0.11	70,909	528	69.37
12.0000% - 12.4999%	1	251,784	0.13	251,784	557	90.00
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Original Loan-to-Value Ratios of Fixed Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	70,000	0.04	70,000	715
10.01% - 15.00%	3	239,435	0.12	79,812	679
15.01% - 20.00%	5	365,772	0.19	73,154	628
20.01% - 25.00%	11	1,028,669	0.53	93,515	696
25.01% - 30.00%	15	1,807,378	0.93	120,492	682
30.01% - 35.00%	23	2,839,539	1.45	123,458	704
35.01% - 40.00%	22	2,643,144	1.35	120,143	681
40.01% - 45.00%	35	7,261,550	3.72	207,473	721
45.01% - 50.00%	32	6,085,726	3.12	190,179	731
50.01% - 55.00%	41	7,415,911	3.80	180,876	684
55.01% - 60.00%	67	14,250,651	7.30	212,696	708
60.01% - 65.00%	58	12,441,547	6.37	214,509	703
65.01% - 70.00%	60	12,992,310	6.65	216,539	700
70.01% - 75.00%	84	18,820,282	9.64	224,051	696
75.01% - 80.00%	177	42,878,054	21.95	242,249	699
80.01% - 85.00%	93	23,207,354	11.88	249,541	702
85.01% - 90.00%	136	32,776,583	16.78	241,004	690
90.01% - 95.00%	31	7,778,760	3.98	250,928	708
95.01% - 100.00%	2	405,013	0.21	202,506	691
TOTAL:	896	195,307,677	100.00	217,977	699

Original Combined Loan-to-Value Ratios of Fixed Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
5.01% - 10.00%	1	70,000	0.04	70,000	715
10.01% - 15.00%	3	239,435	0.12	79,812	679
15.01% - 20.00%	5	365,772	0.19	73,154	628
20.01% - 25.00%	11	1,028,669	0.53	93,515	696
25.01% - 30.00%	15	1,807,378	0.93	120,492	682
30.01% - 35.00%	22	2,751,413	1.41	125,064	702
35.01% - 40.00%	23	2,731,270	1.40	118,751	684
40.01% - 45.00%	35	7,261,550	3.72	207,473	721
45.01% - 50.00%	32	6,085,726	3.12	190,179	731
50.01% - 55.00%	41	7,415,911	3.80	180,876	684
55.01% - 60.00%	65	13,708,217	7.02	210,896	706
60.01% - 65.00%	60	12,983,982	6.65	216,400	705
65.01% - 70.00%	60	12,992,310	6.65	216,539	700
70.01% - 75.00%	83	18,531,712	9.49	223,274	697
75.01% - 80.00%	178	43,166,624	22.10	242,509	698
80.01% - 85.00%	93	23,207,354	11.88	249,541	702
85.01% - 90.00%	134	32,210,206	16.49	240,375	690
90.01% - 95.00%	31	7,778,760	3.98	250,928	708
95.01% - 100.00%	4	971,389	0.50	242,847	687
TOTAL:	896	195,307,677	100.00	217,977	699

Geographic Distribution of Mortgaged Properties of Fixed Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	403	111,001,996	56.83	275,439	707	69.78
Minnesota	141	24,918,531	12.76	176,727	697	77.88
Massachusetts	95	20,561,800	10.53	216,440	695	72.65
Colorado	63	10,256,182	5.25	162,797	708	74.73
Other[(1)]	194	28,569,168	14.62	147,264	672	74.69
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

[1)] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Fixed Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	791	173,147,545	88.65	218,897	698	71.76
Purchase	5	1,300,289	0.67	260,058	669	87.25
Rate/Term Refinance	100	20,859,844	10.68	208,598	711	73.94
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Mortgage Loan Documentation Type of Fixed Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	803	176,521,783	90.38	219,828	700	72.42
Limited	10	1,234,724	0.63	123,472	680	66.27
Stated Income	83	17,551,171	8.99	211,460	695	69.21
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Occupancy Types of Fixed Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	44	9,249,686	4.74	210,220	712	70.78
Primary Residence	845	184,207,853	94.32	217,997	698	72.29
Second/Vacation	7	1,850,138	0.95	264,305	737	58.98
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Mortgaged Property Types of Fixed Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	49	12,598,393	6.45	257,110	689	73.38
Condominium	75	16,600,416	8.50	221,339	716	74.08
Planned Unit Developments (attached)	47	10,944,189	5.60	232,855	714	76.60
Single-family detached	725	155,164,678	79.45	214,020	698	71.46
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

Prepayment Penalty Terms of Fixed Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	231	41,142,437	21.07	178,106	682	75.17
12 Months	20	4,267,862	2.19	213,393	696	70.50
24 Months	1	203,000	0.10	203,000	749	58.10
36 Months	644	149,694,378	76.65	232,445	704	71.31
TOTAL:	896	195,307,677	100.00	217,977	699	72.09

DESCRIPTION OF THE COLLATERAL

ADJUSTABLE MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$358,629,048		
Number of Loans	1,647		
Average Current Loan Balance	$217,747	$48,951	$836,674
(1) Original Loan-to-Value Ratio	76.63%	10.32%	100.00%
(1) Mortgage Rate	7.4461%	4.7500%	12.8500%
(1) Net Mortgage Rate	6.9411%	4.2450%	12.3450%
(1) (3) Note Margin	5.6199%	2.7500%	6.7500%
(1) (3) Maximum Mortgage Rate	13.4461%	10.7500%	18.8500%
(1) (3) Minimum Mortgage Rate	7.4461%	4.7500%	12.8500%
(1) (3) Term to Next Rate Adjustment (months)	23	20	60
(1) Original Term to Stated Maturity (months)	360	180	360
(1) Age (months)	2	0	4
(1) Remaining Term to Stated Maturity (months)	358	179	360
(1) (2) Credit Score	614	500	797

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	LIBOR 2/6 ARM	95.80%
	LIBOR 2/6 ARM INTEREST ONLY	0.05%
	LIBOR 3/6 ARM	3.46%
	LIBOR 5/6 ARM	0.69%
Lien	First	100.00%
Property Type	Two- to four- family units	7.26%
	Condominium	6.38%
	Planned Unit Developments (attached)	4.59%
	Single-family detached	81.77%
Geographic Distribution	California	48.85%
	Minnesota	11.23%
	Illinois	10.83%
	Massachusetts	6.99%
	Rhode Island	5.08%
	Connecticut	5.03%
Number of States (including DC)		11
Documentation Type	Full/Alternative	67.54%
	Limited	1.44%
	Stated Income	31.02%
Loans with Prepayment Penalties		64.12%
Loans with Interest Only Period		0.05%

Credit Score Distribution of Adjustable Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	103	16,278,422	4.54	158,043	65.56
520 – 539	175	30,826,438	8.60	176,151	72.62
540 – 559	185	36,816,697	10.27	199,009	74.32
560 – 579	185	35,884,611	10.01	193,971	75.09
580 – 599	163	32,975,903	9.19	202,306	75.13
600 – 619	169	37,807,304	10.54	223,712	77.63
620 – 639	184	44,779,330	12.49	243,366	79.45
640 – 659	145	35,436,167	9.88	244,387	78.79
660 – 679	129	33,730,939	9.41	261,480	80.12
680 – 699	82	21,738,172	6.06	265,100	81.42
700 – 719	50	13,833,511	3.86	276,670	77.68
720 – 739	36	8,996,207	2.51	249,895	79.10
740 – 759	16	3,366,486	0.94	210,405	76.76
760 – 779	17	4,200,883	1.17	247,111	72.05
780 – 799	8	1,957,979	0.55	244,747	82.42
TOTAL:	1,647	358,629,048	100.00	217,747	76.63

Debt-to-Income Ratios of Adjustable Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	2	598,182	0.17	299,091	589	66.83
5.01% - 10.00%	7	1,271,277	0.35	181,611	641	69.47
10.01% - 15.00%	14	3,593,282	1.00	256,663	661	63.92
15.01% - 20.00%	42	6,779,234	1.89	161,410	631	68.53
20.01% - 25.00%	90	14,896,688	4.15	165,519	609	70.65
25.01% - 30.00%	143	27,834,707	7.76	194,648	614	71.66
30.01% - 35.00%	216	43,972,932	12.26	203,578	618	76.72
35.01% - 40.00%	279	56,555,098	15.77	202,706	623	76.26
40.01% - 45.00%	344	81,301,527	22.67	236,342	616	77.64
45.01% - 50.00%	406	99,297,749	27.69	244,576	615	79.15
50.01% - 55.00%	104	22,528,373	6.28	216,619	563	77.77
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Original Mortgage Loan Principal Balances of Adjustable Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	186	14,625,545	4.08	78,632	576	63.42
$100,001 - $200,000	700	106,899,414	29.81	152,713	598	74.52
$200,001 - $300,000	445	107,800,482	30.06	242,248	613	77.09
$300,001 - $400,000	187	64,720,325	18.05	346,098	631	78.41
$400,001 - $500,000	82	36,097,409	10.07	440,212	638	81.02
$500,001 - $600,000	28	15,301,932	4.27	546,498	624	79.03
$600,001 - $700,000	13	8,551,514	2.38	657,809	631	80.83
$700,001 - $800,000	4	2,966,998	0.83	741,750	637	82.09
$800,001 and greater	2	1,665,428	0.46	832,714	644	79.47
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Net Mortgage Rates of Adjustable Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	10	3,253,222	0.91	325,322	720	69.87
4.5000% - 4.9999%	46	12,777,707	3.56	277,776	710	74.46
5.0000% - 5.4999%	157	43,663,114	12.18	278,109	671	77.01
5.5000% - 5.9999%	216	55,115,125	15.37	255,163	642	77.37
6.0000% - 6.4999%	259	58,947,240	16.44	227,596	623	76.73
6.5000% - 6.9999%	171	35,861,426	10.00	209,716	603	75.15
7.0000% - 7.4999%	202	42,048,496	11.72	208,161	587	77.46
7.5000% - 7.9999%	153	29,922,304	8.34	195,571	585	75.43
8.0000% - 8.4999%	153	29,530,215	8.23	193,008	562	77.17
8.5000% - 8.9999%	80	13,982,434	3.90	174,780	569	76.79
9.0000% - 9.4999%	61	9,730,198	2.71	159,511	568	75.92
9.5000% - 9.9999%	73	10,333,255	2.88	141,551	553	75.29
10.0000% - 10.4999%	38	6,030,937	1.68	158,709	568	78.34
10.5000% - 10.9999%	8	1,952,996	0.54	244,125	597	81.00
11.0000% - 11.4999%	9	2,270,590	0.63	252,288	585	76.61
11.5000% - 11.9999%	7	1,979,908	0.55	282,844	563	84.19
12.0000% - 12.4999%	4	1,229,880	0.34	307,470	574	83.30
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Mortgage Rates of Adjustable Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	9	2,997,585	0.84	333,065	723	70.43
5.0000% - 5.4999%	36	9,899,320	2.76	274,981	711	74.82
5.5000% - 5.9999%	166	46,365,786	12.93	279,312	674	76.75
6.0000% - 6.4999%	183	45,614,942	12.72	249,262	644	76.96
6.5000% - 6.9999%	294	68,878,776	19.21	234,282	624	77.05
7.0000% - 7.4999%	142	31,157,853	8.69	219,422	605	74.77
7.5000% - 7.9999%	231	46,752,070	13.04	202,390	587	77.47
8.0000% - 8.4999%	131	25,823,983	7.20	197,130	585	74.15
8.5000% - 8.9999%	175	33,628,536	9.38	192,163	565	77.94
9.0000% - 9.4999%	60	10,717,708	2.99	178,628	574	76.16
9.5000% - 9.9999%	81	12,994,924	3.62	160,431	565	76.66
10.0000% - 10.4999%	65	9,170,885	2.56	141,091	553	75.07
10.5000% - 10.9999%	46	7,193,307	2.01	156,376	564	78.14
11.0000% - 11.4999%	7	1,545,996	0.43	220,857	581	81.32
11.5000% - 11.9999%	10	2,677,590	0.75	267,759	596	77.10
12.0000% - 12.4999%	5	1,360,408	0.38	272,082	582	84.51
12.5000% - 12.9999%	6	1,849,380	0.52	308,230	557	83.36
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Original Loan-to-Value Ratios of Adjustable Mortgage Loans

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	5	400,711	0.11	80,142	579
15.01% - 20.00%	4	364,196	0.10	91,049	579
20.01% - 25.00%	7	787,938	0.22	112,563	629
25.01% - 30.00%	13	1,526,883	0.43	117,453	624
30.01% - 35.00%	11	1,100,865	0.31	100,079	596
35.01% - 40.00%	21	2,564,856	0.72	122,136	579
40.01% - 45.00%	31	5,251,553	1.46	169,405	593
45.01% - 50.00%	46	8,353,658	2.33	181,601	606
50.01% - 55.00%	62	10,769,203	3.00	173,697	594
55.01% - 60.00%	84	15,759,145	4.39	187,609	594
60.01% - 65.00%	84	16,759,862	4.67	199,522	605
65.01% - 70.00%	96	20,134,131	5.61	209,731	597
70.01% - 75.00%	232	49,356,340	13.76	212,743	591
75.01% - 80.00%	266	62,464,578	17.42	234,829	617
80.01% - 85.00%	262	62,445,583	17.41	238,342	613
85.01% - 90.00%	365	86,821,514	24.21	237,867	632
90.01% - 95.00%	57	13,564,032	3.78	237,965	671
95.01% - 100.00%	1	204,000	0.06	204,000	623
TOTAL:	1,647	358,629,048	100.00	217,747	614

Original Combined Loan-to-Value Ratios of Adjustable Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	5	400,711	0.11	80,142	579
15.01% - 20.00%	4	364,196	0.10	91,049	579
20.01% - 25.00%	7	787,938	0.22	112,563	629
25.01% - 30.00%	13	1,526,883	0.43	117,453	624
30.01% - 35.00%	11	1,100,865	0.31	100,079	596
35.01% - 40.00%	21	2,564,856	0.72	122,136	579
40.01% - 45.00%	31	5,251,553	1.46	169,405	593
45.01% - 50.00%	46	8,353,658	2.33	181,601	606
50.01% - 55.00%	62	10,769,203	3.00	173,697	594
55.01% - 60.00%	84	15,759,145	4.39	187,609	594
60.01% - 65.00%	84	16,759,862	4.67	199,522	605
65.01% - 70.00%	96	20,134,131	5.61	209,731	597
70.01% - 75.00%	231	48,701,340	13.58	210,828	592
75.01% - 80.00%	266	62,989,578	17.56	236,803	616
80.01% - 85.00%	261	62,288,455	17.37	238,653	613
85.01% - 90.00%	365	86,821,514	24.21	237,867	632
90.01% - 95.00%	58	13,694,032	3.82	236,104	670
95.01% - 100.00%	2	361,127	0.10	180,564	584
TOTAL:	1,647	358,629,048	100.00	217,747	614

Geographic Distribution of Mortgaged Properties of Adjustable Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	611	175,182,462	48.85	286,714	618	74.15
Minnesota	227	40,290,654	11.23	177,492	609	82.84
Illinois	229	38,840,470	10.83	169,609	601	79.48
Massachusetts	95	25,060,144	6.99	263,791	627	75.87
Rhode Island	90	18,225,361	5.08	202,504	640	76.48
Connecticut	106	18,053,426	5.03	170,315	607	78.87
Other(1)	289	42,976,530	11.98	148,708	600	77.89
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

1) Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Adjustable Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	1,553	341,101,519	95.11	219,640	614	76.56
Purchase	6	1,346,002	0.38	224,334	617	84.67
Rate/Term Refinance	88	16,181,527	4.51	183,881	.612	77.40
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Mortgage Loan Documentation Type of Adjustable Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	1,111	242,224,943	67.54	218,024	614	78.65
Limited	25	5,163,505	1.44	206,540	595	76.39
Stated Income	511	111,240,600	31.02	217,692	615	72.23
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Occupancy Types of Adjustable Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	78	14,024,808	3.91	179,805	631	74.76
Primary Residence	1,565	343,731,929	95.85	219,637	613	76.72
Second/Vacation	4	872,311	0.24	218,078	675	70.60
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Mortgaged Property Types of Adjustable Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	113	26,039,323	7.26	230,436	611	73.08
Condominium	122	22,885,046	6.38	187,582	625	79.30
Planned Unit Developments (attached)	81	16,453,184	4.59	203,126	621	77.98
Single-family detached	1,331	293,251,495	81.77	220,324	613	76.66
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Prepayment Penalty Terms of Adjustable Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	634	128,687,474	35.88	202,977	611	77.40
12 Months	97	19,658,301	5.48	202,663	639	76.41
36 Months	916	210,283,273	58.64	229,567	613	76.17
TOTAL:	1,647	358,629,048	100.00	217,747	614	76.63

Contact Information

Contacts

MBS Trading

Scott Eichel — Tel: (212) 272-5451
Sr. Managing Director — seichel@bear.com

Chris Scott — Tel: (212) 272-5451
Sr. Managing Director — cscott@bear.com

MBS Structuring

Keith Lind — Tel: (212) 272-5451
Vice-President — klind@bear.com

MBS Banking

Ernie Calabrese — Tel: (212) 272-9529
Managing Director — ecalabrese@bear.com

Robert Durden — Tel: (212) 272-5714
Analyst — rdurden@bear.com

Syndicate

Carol Fuller — Tel: (212) 272-4955
Managing Director — cfuller@bear.com

Angela Ward — Tel: (212) 272-4955
Vice-President — award@bear.com

Rating Agencies

Spencer Van Kirk– S&P — Tel: (212) 438-3135
spencer_van_kirk@standardandpoors.com

Navneet Agarwal – Moody's — Tel: (212) 553-3674
Navneet.agarwal@moodys.com

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